  EXHIBIT 99.1

February 20, 2019

CORAL GOLD PROVIDES OUTLOOK FOR 2019,

INCLUDING PREFEASIBILITY WORK BY BARRICK GOLD AT ROBERTSON PROJECT

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) is pleased to announce a productive year by Barrick Gold at the Robertson gold property in Nevada. Barrick has reported that the Prefeasibility study work is on schedule and Phase II metallurgical work is in progress.

Coral Gold holds a sliding scale 1% to 2.25% net smelter returns royalty (NSR) on the Robertson Property, payable quarterly, subject to potential advance royalty payments. Under the agreement, concluded in June 2017, Barrick paid US$15.75 million (approximately Cdn $21.2 million based on the exchange rate at the time) to Coral. Barrick also returned 4,150,000 common shares of Coral, representing approximately 8.7% of the Company’s basic common shares outstanding for cancellation by the Company.

Overview of Robertson Work Completed by Barrick in Q4 2018

Barrick recently reported on their work at Robertson during Q4 2018. Their activities and progress included:

•         Completed the Robertson 2018 core drilling program

•         Modified sample program utilized large volume samples to overcome analytical variability

•         Geological and metal models updated with new 2018 data

•         Baseline studies are on schedule

•         Phase II metallurgical testing is in progress

•         Geotechnical work completed on 2018 holes

•         Prefeasibility study work is on schedule

“Barrick invited Coral’s management to visit the property in November of 2018, and we were very pleased at the way Barrick is advancing the property,” said Coral’s President and CEO David Wolfin. “Barrick has shown determination and a steady, methodical approach to completing the prefeasibility work while utilizing state-of-the-art evaluation technology. We’re confident that, considering Barrick’s world-class expertise and reputation for bringing projects to production, we will realize the value of Robertson for our shareholders.”

Coral Shares Acquired Under the Normal Course Issuer Bid

Pursuant to the Normal Course Issuer Bid (NCIB) announced on July 30, 2018, as of January 31, 2019 Coral had purchased 2,781,000 Coral common shares at an average cost of $0.3694. Under the NCIB, Coral may purchase up to 3,938,462 common shares, representing approximately 10% of the total current public float (being the total issued shares, less shares held by insiders, and their associates and affiliates). Purchases are made at the discretion of Coral at prevailing market prices, for a 12-month period. Coral intends to hold all shares acquired under the Bid for cancellation.

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Looking Ahead: 2019 and Beyond

With over Cdn $18 million in cash and only 48 million shares outstanding, Coral is well-positioned for the coming year and beyond. These factors have helped the Company maintain its value during ongoing market headwinds.

“Looking ahead to 2019 and beyond, we will continue to evaluate our three gold properties in the Cortez region: the Norma Sass, JDN and Eagle,” said Wolfin. “At the same time, we will also investigate other opportunities, both in Nevada and beyond. We will also report quarterly on Barrick’s progress during this prefeasibility stage at Robertson.”

“I would like to thank our entire team for their persistence and drive during the past year. We continue to build Coral into an exciting opportunity, and I look forward to reporting more good news in the coming months.”

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick Gold’s Robertson Property in Nevada. Robertson is located within Barrick’s rich Pipeline/Cortez mine land holdings. The Company also holds a portfolio of nearby exploration projects located near Barrick’s ground. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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